Filed Pursuant to Rule 433
Pricing Term Sheet	Registration File No. 333-254094
dated June 8, 2021	Supplementing the Preliminary
Prospectus Supplement
dated June 8, 2021

Old Republic International Corporation

Offering of

$650,000,000 aggregate principal amount of

3.850% Senior Notes due 2051

(the “Senior Notes Offering”)

The information in this pricing term sheet relates to the Senior Notes Offering and should be read together with (i) the preliminary prospectus supplement dated June 8, 2021, including the documents incorporated by reference therein, and (ii) the related base prospectus dated March 10, 2021, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

Issuer:	Old Republic International Corporation, a Delaware corporation
Securities Offered:	3.850% Senior Notes due 2051 (the “notes”)
Trade Date:	June 8, 2021
Settlement Date:	June 11, 2021 (T+3)
Aggregate Principal Amount:	$650,000,000
Maturity Date:	Unless earlier redeemed, the notes will mature on June 11, 2051. See “Optional Redemption.”
Coupon:	3.850%
Price to Public:	99.929% of aggregate principal amount.
Yield to Maturity:	3.854%
Benchmark Treasury:	1.875% due February 15, 2051
Benchmark Treasury Yield:	2.229%
Spread to Benchmark Treasury:	T+ 162.5 basis points.
Interest Interest Payment Dates:	3.850% per year. June 11 and December 11 of each year, beginning December 11, 2021.
Day Count:	30/360
Use of Proceeds:	The Issuer estimates that the proceeds from this offering will be approximately $643,851,000 million after deducting fees and before estimated expenses. The Issuer intends to use the net proceeds for general corporate purposes.
Optional Redemption:	Prior to December 11, 2050 (the date that is six months prior to the maturity date of the notes), make-whole call as set forth in the preliminary prospectus supplement (Treasury Rate plus 25 basis points). On and after December 11, 2050, redemption at par plus accrued and unpaid interest as set forth in the preliminary prospectus supplement.
Anticipated Ratings*:	Moody’s: Baa2 S&P: BBB+
CUSIP / ISIN:	680223AL8 / US680223AL88
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof.
Joint Book-Running Managers:	Morgan Stanley & Co. LLC Raymond James & Associates, Inc.

Senior Co-Manager:	JMP Securities LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

**	Note: Under Rule 15c6-1 under the Securities Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before delivery will be required, by virtue of the fact that the notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes during such period should consult their advisors.

The Issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

No PRIIPs KID — No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

No UK PRIIPs KID — No PRIIPs key information document (KID) has been prepared as not available to retail in UK.

This communication should be read in conjunction with the preliminary prospectus supplement dated June 8, 2021 and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.